EXHIBIT 99.1

Regulated information

Publication of the annual report and invitation to the Annual and Extraordinary Shareholders' Meetings

Mechelen, Belgium; 22.00 CET 25 March 2016 - Today Galapagos NV (Euronext & NASDAQ: GLPG) has published its Annual Report for the financial year 2015.

The Annual Report for the financial year 2015, including a review of figures and performance, is available online on http://reports.glpg.com/annual-report-2015/en/ and can also be downloaded as PDF.

Furthermore, Galapagos has the honor to invite its Shareholders, Warrant Holders, Directors and Statutory Auditor to its Annual and Extraordinary Shareholders' Meetings that will be held on Tuesday 26 April 2016 at 2:00 p.m. (CET) at the registered office of the Company.

In order to be admitted to the Shareholders' Meetings, the holders of securities issued by the Company must comply with article 536 of the Belgian Companies Code and article 29 of the Company's articles of association, and fulfill the formalities described in the convening notices.  The convening notices and other documents pertaining to the Shareholders' Meetings can be consulted on our website.

About Galapagos

Galapagos (Euronext & NASDAQ: GLPG) is a clinical-stage biotechnology company specialized in the discovery and development of small molecule medicines with novel modes of action.  Our pipeline comprises three Phase 2, three Phase 1, five pre-clinical, and 20 discovery studies in cystic fibrosis, inflammation, fibrosis, osteoarthritis and other indications.  We have discovered and developed filgotinib: in collaboration with Gilead we aim to bring this JAK1-selective inhibitor for inflammatory indications to patients all over the world.  Galapagos is focused on the development and commercialization of novel medicines that will improve people's lives.  The Galapagos group, including fee-for-service subsidiary Fidelta, has approximately 440 employees, operating from its Mechelen, Belgium headquarters and facilities in The Netherlands, France, and Croatia.  More information at www.glpg.com.

Contact
Galapagos NV

Investors:	Media:
Elizabeth Goodwin	Evelyn Fox
VP IR & Corporate Communications	Director Communications
+1 781 460 1784	+31 6 53 591 999
ir@glpg.com	communications@glpg.com

Forward-Looking Statements

This release may contain forward-looking statements.  Galapagos cautions the reader that forward-looking statements are not guarantees of future performance.  Forward-looking statements involve known and unknown risks, uncertainties and other factors which might cause the actual results, financial condition and liquidity, performance or achievements of Galapagos, or industry results, to be materially different from any historic or future results, financial conditions and liquidity, performance or achievements expressed or implied by such forward-looking statements.  In addition, even if Galapagos' results, performance, financial condition and liquidity, and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods.  A list and description of these risks, uncertainties and other risks can be found in Galapagos' Securities and Exchange Commission (SEC) filings and reports, including in Galapagos' most recent annual report on Form 20F filed with the SEC and other filings and reports filed by Galapagos with the SEC.  Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements.  These forward-looking statements speak only as of the date of publication of this document.  Galapagos expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements, unless specifically required by law or regulation.